UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

LIHUA INTERNATIONAL, INC.

(Name of Company)

Common Stock, par value $.0001 per share

 (Title of Class of Securities)

None.

 (CUSIP Number)

Xue Yang, 168 Xianqian West Rd., Wuxi, Jiangsu Province, China, +8618551758892

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Power Apex Holdings Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,195,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,195,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,195,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.9%**
14	TYPE OF REPORTING PERSON* CO

*Power Apex Holdings Limited (“Power Apex”) is a holding company organized under the laws of the British Virgin Islands (“Power Apex”). Xue Yang, a citizen of Australia, is the sole member and director of Power Apex, and holds ownership of Power Apex solely for the benefit of Jiangsu Jinhong Import and Export Co., Ltd. (“Jinhong”), a subsidiary of Wuxi Jinde Asset Management Co. (“Wuxi JAM”), which is a subsidiary of Wuxi Industry Development Group Co., Ltd (“Wuxi IDG”), a state-owned enterprise of the People’s Republic of China. Power Apex has direct ownership of the common stock. Xue Yang, Jinhong, Wuxi JAM, and Wuxi IDG, due to their relationship with Power Apex, may each be deemed to have beneficial ownership of the common stock.

**Based on the beneficial ownership of 13,195,000 shares of common stock of the Reporting Person and 30,032,116 shares of total common stock issued and outstanding as of March 13, 2014, according to the Company’s Form 10-K for year-ended December 31, 2013, the Reporting Person holds approximately 43.93% of the issued and outstanding common stock of the Company.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Xue Yang*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,195,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,195,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,195,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.9%**
14	TYPE OF REPORTING PERSON* IN

*Power Apex Holdings Limited (“Power Apex”) is a holding company organized under the laws of the British Virgin Islands (“Power Apex”). Xue Yang, a citizen of Australia, is the sole member and director of Power Apex, and holds ownership of Power Apex solely for the benefit of Jiangsu Jinhong Import and Export Co., Ltd. (“Jinhong”), a subsidiary of Wuxi Jinde Asset Management Co. (“Wuxi JAM”), which is a subsidiary of Wuxi Industry Development Group Co., Ltd (“Wuxi IDG”), a state-owned enterprise of the People’s Republic of China. Power Apex has direct ownership of the common stock. Xue Yang, Jinhong, Wuxi JAM, and Wuxi IDG, due to their relationship with Power Apex, may each be deemed to have beneficial ownership of the common stock.

Xue Yang is a Director of Jinhong and is Jinhong’s International Trade Department Manager.

**Based on the beneficial ownership of 13,195,000 shares of common stock of the Reporting Person and 30,032,116 shares of total common stock issued and outstanding as of March 13, 2014, according to the Company’s Form 10-K for year-ended December 31, 2013, the Reporting Person holds approximately 43.93% of the issued and outstanding common stock of the Company.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jiangsu Jinhong Import and Export Co., Ltd.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,195,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,195,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,195,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.9%**
14	TYPE OF REPORTING PERSON* HC

*Power Apex Holdings Limited (“Power Apex”) is a holding company organized under the laws of the British Virgin Islands (“Power Apex”). Xue Yang, a citizen of Australia, is the sole member and director of Power Apex, and holds ownership of Power Apex solely for the benefit of Jiangsu Jinhong Import and Export Co., Ltd. (“Jinhong”), a subsidiary of Wuxi Jinde Asset Management Co. (“Wuxi JAM”), which is a subsidiary of Wuxi Industry Development Group Co., Ltd (“Wuxi IDG”), a state-owned enterprise of the People’s Republic of China. Power Apex has direct ownership of the common stock. Xue Yang, Jinhong, Wuxi JAM, and Wuxi IDG, due to their relationship with Power Apex, may each be deemed to have beneficial ownership of the common stock.

**Based on the beneficial ownership of 13,195,000 shares of common stock of the Reporting Person and 30,032,116 shares of total common stock issued and outstanding as of March 13, 2014, according to the Company’s Form 10-K for year-ended December 31, 2013, the Reporting Person holds approximately 43.93% of the issued and outstanding common stock of the Company.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wuxi Jinde Asset Management Co.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,195,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,195,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,195,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.9%**
14	TYPE OF REPORTING PERSON* HC

*Power Apex Holdings Limited (“Power Apex”) is a holding company organized under the laws of the British Virgin Islands (“Power Apex”). Xue Yang, a citizen of Australia, is the sole member and director of Power Apex, and holds ownership of Power Apex solely for the benefit of Jiangsu Jinhong Import and Export Co., Ltd. (“Jinhong”), a subsidiary of Wuxi Jinde Asset Management Co. (“Wuxi JAM”), which is a subsidiary of Wuxi Industry Development Group Co., Ltd (“Wuxi IDG”), a state-owned enterprise of the People’s Republic of China. Power Apex has direct ownership of the common stock. Xue Yang, Jinhong, Wuxi JAM, and Wuxi IDG, due to their relationship with Power Apex, may each be deemed to have beneficial ownership of the common stock.

**Based on the beneficial ownership of 13,195,000 shares of common stock of the Reporting Person and 30,032,116 shares of total common stock issued and outstanding as of March 13, 2014, according to the Company’s Form 10-K for year-ended December 31, 2013, the Reporting Person holds approximately 43.93% of the issued and outstanding common stock of the Company.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wuxi Industry Development Group Co., Ltd.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,195,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,195,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,195,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.9%**
14	TYPE OF REPORTING PERSON* HC

*Power Apex Holdings Limited (“Power Apex”) is a holding company organized under the laws of the British Virgin Islands (“Power Apex”). Xue Yang, a citizen of Australia, is the sole member and director of Power Apex, and holds ownership of Power Apex solely for the benefit of Jiangsu Jinhong Import and Export Co., Ltd. (“Jinhong”), a subsidiary of Wuxi Jinde Asset Management Co. (“Wuxi JAM”), which is a subsidiary of Wuxi Industry Development Group Co., Ltd (“Wuxi IDG”), a state-owned enterprise of the People’s Republic of China. Power Apex has direct ownership of the common stock. Xue Yang, Jinhong, Wuxi JAM, and Wuxi IDG, due to their relationship with Power Apex, may each be deemed to have beneficial ownership of the common stock.

**Based on the beneficial ownership of 13,195,000 shares of common stock of the Reporting Person and 30,032,116 shares of total common stock issued and outstanding as of March 13, 2014, according to the Company’s Form 10-K for year-ended December 31, 2013, the Reporting Person holds approximately 43.93% of the issued and outstanding common stock of the Company.

Item 1.  Security and Company.

This statement relates to the common stock, par value $.0001 per share (the “Common Stock”), of Lihua International, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is c/o Lihua Holdings Limited, Houxiang Five-Star Industry District, Danyang City, Jiangsu Province, PRC 212312.

Item 2.  Identity and Background.

(a)  This Schedule 13D is being filed by:

(i)	Power Apex Holdings Limited is a holding company organized under the laws of the British Virgin Islands (“Power Apex”).

(ii) Xue Yang, a citizen of Australia, is the sole member and director of Power Apex, holding direct ownership of Power Apex on behalf of Jiangsu Jinhong Import and Export Co., Ltd. (“Jinhong”) and is a Director of Jinhong as well as Jinhong’s International Trade Department Manager.

(iii) Jinhong, a corporation organized under the laws of the People’s Republic of China, is an operating company owned by Wuxi Jinde Asset Management Co. (“Wuxi JAM”), which is a subsidiary of Wuxi Industry Development Group Co., Ltd (“Wuxi IDG”), a state-owned enterprise of the People’s Republic of China.

(iv) Wuxi JAM, a corporation organized under the laws of the People’s Republic of China, is an operating company owned by Wuxi IDG, a state-owned enterprise of the People’s Republic of China.

(v) Wuxi IDG, a corporation organized under the laws of the People’s Republic of China, is a state-owned enterprise of the People’s Republic of China.

The foregoing persons are hereinafter sometimes referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party

(vi) Jinhong’s Board of Directors:

•	Ming Zhang, a citizen of the People’s Republic of China, is Chairman of the Board of Jinhong, is a Director and Chief Executive Officer or Wuxi JAM, and a Member of the Board of the Company.

•	Xu Wang, a citizen of the People’s Republic of China, is an Executive Director of Jinhong, and a Director of Wuxi IDG.

•	Tian Bao Wang, a citizen of the People’s Republic of China, is an Executive Director of Jinhong, and the Chief Executive Officer, President and Chairman of the Board of the Company.

•	Yuhe Shen, a citizen of the People’s Republic of China, is the General Manager of Jinhong.

•	Xue Yang, a citizen of Australia, is the sole member and director of Power Apex, holding direct ownership of Power Apex on behalf of Jinhong and is a Director of Jinhong and Jinhong’s International Trade Department Manager.

(vii) Wuxi JAM’s Board of Directors:

•	Wanrong Hua, a citizen of the People’s Republic of China, is a Director of Wuxi JAM, and the Chief Financial Officer of Wuxi IDG, and the Assistant to the Wuxi IDG Chief Executive Officer.

•	Ming Zhang, a citizen of the People’s Republic of China, is Chairman of the Board of Jinhong, is a Director and Chief Executive Officer of Wuxi JAM, and a Member of the Board of the Company.

•	Xiao Geng Zhang, a citizen of the People’s Republic of China, is Chairman of the Board of Wuxi JAM, and the Chief Operating Officer of Wuxi IDG.

•	Yu Feng Yang, a citizen of the People’s Republic of China, is a Director of Wuxi Jam, and the Head of the Asset Group of Wuxi IDG.

•	Xu Wang, a citizen of the People’s Republic of China, is an Executive Director of Jinhong, and a Director of Wuxi IDG.

(viii) Wuxi IDG’s Board of Directors:

•	Guo Xiong Jiang, a citizen of the People’s Republic of China, is Chairman of the Board of Wuxi IDG.

•	Yuhai Liu, a citizen of the People’s Republic of China, is a Director and Chief Executive Officer of Wuxi IDG.

•	Tao Liu, a citizen of the People’s Republic of China, is a Director and Labor Union President of Wuxi IDG.

•	Min Jiang, a citizen of the People’s Republic of China, is a Director of Wuxi IDG and the Head of the Wuxi Government State Asset Allocation Department.

•	Xue Jun Chen, a citizen of the People’s Republic of China, is a Director of Wuxi IDG and the Chairman of the Wuxi Weifu High Tech Group.

Having direct or indirect control over Power Apex, the members of Jinhong’s, Wuxi JAM’s and Wuxi IDG’s Boards of Directors are required to provide the information called for by Items 2 through 6 of this Schedule 13D. The disclosure of any such information in this Schedule 13D shall not be construed as an admission that the respective board members are beneficial owners of any securities covered by this Schedule 13D.

(b)

(i)                   The place of organization of Power Apex is the British Virgin Islands. The address of the business and the principal office of Power Apex is P.O. Box 957, Road Town, Tortola, British Virgin Islands.

(ii)	Xue Yang’s business address is 168 Xianqian West Rd., Wuxi, Jiangsu Province, China.

(iii)	Jinhong’s business address is 168 Xianqian West Rd., Wuxi, Jiangsu Province, China.

(iv)	Wuxi JAM’s business address is 168 Xianquian West Rd., Wuxi, Jiangsu Province, China.

(v)	Wuxi IDG’s business address is 168 Xianquian West Rd., Wuxi, Jiangsu Province, China.

(vi)	Each Jinhong Board of Director’s business address is 168 Xianqian West Rd., Wuxi, Jiangsu Province, China.

(vii)	Each Wuxi JAM Board of Director’s business address is 168 Xianquian West Rd., Wuxi, Jiangsu Province, China.

(viii)	Each Wuxi IDG Board of Director’s business address is 168 Xianquian West Rd., Wuxi, Jiangsu Province, China.

(c)  See responses in Item 2. (a) and (b) above.

(d)  During the past five years, none of the Reporting Persons, nor the members of Jinhong’s, Wuxi JAM’s or Wuxi IDG’s Boards of Directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, none of the Reporting Persons, nor the members of Jinhong’s, Wuxi JAM’s and Wuxi IDG’s Boards of Directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2. (a) above.

Item 3.  Source and Amount of Funds and Other Consideration.

On May 21, 2014, pursuant to a Stock Purchase Agreement, by and between Magnify Wealth Enterprises Limited, a British Virgin Islands company, and Power Apex Holdings Limited, Power Apex purchased 13,195,000 shares of Common Stock, representing approximately 43.93% of the issued and outstanding shares of Common Stock for US$1.00 cash in consideration.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is incorporated herein by reference and is filed as Exhibit 10.1 to this Schedule 13D.

Item 4.  Purpose of Transaction.

On or about, March 28, 2014, newspaper articles published allegations that Zhu Jianhua, the Company’s former Chief Executive Officer, President and Chairman of the Board, and the sole director of Magnify Wealth Enterprises Limited, may have diverted or attempted to divert Company assets.

On or about May 6, 2014, Zhu Jianhua resigned his positions at the Company, and his wife, Yaying Wang, the Company’s Chief Operating Officer and a member of the Board also resigned.

On or about May 11, 2014, Wuxi IDG representatives met with Company representatives and advised that Wuxi IDG had received a request from the local or provincial government to assist the Company’s two China-based operating subsidiaries. Wuxi IDG representatives requested that the two vacancies resulting from Zhu Jianhua and Yaying Wang’s resignations be filled by Tian Bao Wang, an Executive Director of Jinhong, and Ming Zhang, the Chairman of the Board of Jinhong. In addition, the Reporting Persons conducted a review of the Company’s financial condition and determined that the Company’s liabilities exceeded its assets.

On or about May 11, 2014, Power Apex entered into a stock purchase agreement with Magnify Wealth Enterprises Limited whereby Magnify Wealth agreed to sell 13,195,000 shares of common stock of the Company to Power Apex for US$1.00. When the transaction closed, Power Apex as well as Jinhong, Wuxi JAM and Wuxi IDG obtained control of the Company.

On June 10, 2014, Tian Bao Wang, an Executive Director of Jinhong, was appointed to serve as the Chief Executive Officer, President and Chairman of the Board of the Company, and Ming Zhang, the Chairman of the Board of Jinhong, was appointed to serve as a director of the Board of the Company.

The Reporting Persons are working with the Company’s Board of Directors and Chief Financial Officer to construct a plan of action concerning the Company, which may include, a reorganization or liquidation of the Company or its two operating subsidiaries; a sale or transfer of the subsidiaries’ assets to meet creditor obligations; filing for bankruptcy by the Company or its subsidiaries; raising capital to recommence subsidiaries’ operations; and reserve the right to take any other action which relates to or would result in one or more actions identified in (a) through (j) below concerning the Company and its subsidiaries. No plan of action has been finalized and there is no guarantee that any plan of action will be adopted, implemented or effective.

(a)  the acquisition by any person of additional securities of the Company;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Company;

(f)  any other material change in the Company’s business or corporate structure;

(g)  changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)  any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

(a)

(i) Upon the closing of the Stock Purchase Agreement, Power Apex owned 13,195,000 shares of Common Stock, representing approximately 43.93% of the issued and outstanding Common Stock.

(ii) Xue Yang, the sole member and sole director of Power Apex, Jinhong, Wuxi JAM, and Wuxi IDG, and their respective Boards of Directors, do not directly own any shares of Common Stock, but may be deemed to be beneficial owners, having the power to direct the voting and disposition of the Common Stock held by Power Apex.

(b)

(i) Power Apex owns an aggregate of 13,195,000 shares of Common Stock, in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of, representing in the aggregate approximately 43.93% of the total issued and outstanding shares of Common Stock.

(ii) Xue Yang, the sole member and sole director of Power Apex, Jinhong, Wuxi JAM, and Wuxi IDG, and their respective Boards of Directors, do not directly own any shares of Common Stock, but may be deemed to be beneficial owners of the 13,195,000 shares of Common Stock, having the power to direct the voting and disposition of the Common Stock held by Power Apex pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended..

(c)  Other than the acquisition of the shares as reported in this Schedule 13D, no transactions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)  To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of the 13,195,000 shares of Common Stock reported in Item 5(b).

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

(i)	Stock Purchase Agreement, dated May 11, 2014.

(ii)	Joint Filing Agreement, dated September 22, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: September 22, 2014

Xue Yang

Power Apex Holdings Limited

Jiangsu Jinhong Import and Export Co., Ltd

Wuxi Jinde Asset Management Co.

Wuxi Industry Development Group Co., Ltd

By:  /s/ Xue Yang

_____________________________________

Name: Xue Yang

Title: Member, Power Apex Holdings Limited

STOCK PURCHASE AGREEMENT

股份购买协议

STOCK PURCHASE AGREEMENT dated as of ___MAY 11 ____, 2014 (the "Agreement"), by and between Magnify Wealth Enterprises Limited, a company organized under the laws of the British Virgin Islands (the "Seller"), and Power Apex Holdings Limited (the "Purchaser"), a company organized under the laws of the British Virgin Islands.

本日期为 2014 年_5_月_11_日的股份购买协议（"协议"）在 Magnify Wealth Enterprises Limited，一家根据英维京岛的法律成立的公司（"卖方"）和 Power Apex Holdings Limited，一家根据英维京岛的法律成立的公司（"买方"）之间达成。

WHEREAS, the Seller owns 13,195,000 shares, par value $0.001 per share of common stock of Lihua International, Inc., a Delaware corporation (the "Company"), and has agreed to sell to the Purchaser 13,195,000 shares of common stock (the "Shares"),

鉴于，卖方拥有利华国际（Lihua International, Inc.），一家德拉瓦公司（"公司"）的面值为每股$0.001 美元的 13,195,000 股普通股票（"股份"），并已同意将该 13,195,000 股的股份出售给买方，

WHEREAS, the Purchaser desires to purchase the Shares from the Seller in a private sale transaction exempt from registration under the Securities Act of 1933, upon the terms and conditions set forth herein;

鉴于，买方有意按本协议中规定的条件和条款，在一项豁免于 1933 年证券法规定的注册的私人出售交易中从买方购买股份；

NOW THEREFORE, in consideration of the mutual covenants of the parties set forth in this agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

由此，经斟酌本协议中所列的双方间相互承诺和其他良好有值的对价、且该对价已收讫并被确认充足，双方制定协议如下：

ARTICLE 1 - DEFINITIONS

第 1 条 – 定义

When used herein, the terms set forth below have the meanings indicated or referenced below. In this agreement, use of the singular or the plural includes both the

1

singular and the plural unless the context clearly indicates that only the singular or only the plural is intended.

以下术语在本协议中使用时具有下列规定或参照的含义。本协议中术语的单数或复数形式都包括单复数，除非在上下文中明确表明是作为单数或复数使用。

"Business Day" means neither a Saturday, a Sunday nor a legal holiday on which banks are authorized or required to be closed in New York, New York.

"营业日"指除星期六、星期天、或在纽约州纽约市银行受允许或按规定可以或必须关门的法定假日之外的任何一日。

"Lien" means any lien, mortgage, security interest, tax lien, pledge, encumbrance, conditional sale or title retention arrangement, or any other interest in property designated to secure the repayment of indebtedness, or other adverse claim or restriction whether arising by agreement or under any statute or law, or otherwise.

"权利负担"指为保证债务偿还而设立的任何留置权、抵押、担保权益、税收留置权、质押、产权负担、有条件出售或所有权保留安排或任何其他在指定财产中的权益，或其他不利的主张或限制，无论是否是根据协议设立还是根据任何法律或法规，或是通过其他形式。

"Person" means an individual, a corporation, a partnership (including, a limited partnership), a limited liability company, a joint venture, an association, a joint stock company, a trust, a business trust, a government or any agency or any political subdivision, any unincorporated organization or any other entity.

"人士"指一个人、公司、合伙体（包括有限合伙体）、有限责任公司、合资企业、协会、合股公司、信托、业务信托、政府或其机构或政治分支、非法人组织或任何其他实体。

"Securities Act" means the Securities Act of 1933, as amended.

"证券法"指经修订的 1933 年证券法。

ARTICLE 2 - PURCHASE AND SALE

第 2 条 – 购买和出售

Section 2.1 Purchase and Sale of Shares. On the terms and subject to the conditions of this Agreement, and in reliance upon the representations and warranties contained herein, (i) the Seller shall sell, convey, transfer and deliver to the Purchaser the Shares, and (ii) the Purchaser shall purchase the Shares from the Seller.

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第 2.1 款　　股份的购买和出售。按本协议的条款并在本协议规定的条件范围内，且以本协议中所含的声明和保证为依据，（i）卖方将向买方出售、转交、转让并交付股份，和（ii）买方将从卖方购买股份。

Section 2.2　　Purchase Price. The Purchaser shall pay to the Seller a purchase price in the aggregate of US$1.00 for all the Shares (the "Purchase Price") for the purchase of the Shares,. .

第 2.2 款　　购买价。为购买全部股份，买方将向卖方支付总计为 $1.00 美元的购买价（“购买价”）。

Section 2.3　　Closing. Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") within 15 days after this Agreement signed by both parties, the date closing as set forth herein (the "Closing Date"). At the Closing, the Shares shall be delivered to the Purchaser and the Purchase Price released to the Seller.

第 2.3 款　　交割。按本协议的条款并在本协议规定的条件范围内，本协议拟议的股份的出售和购买将在本协议签订 15 日内进行交割（“交割日”），且卖方必须进行交割（“交割”）。在交割时，股份必须交付给买方，且购买价必须发放给卖方。

Section 2.4　　Conditions Precedent to Closing by Purchaser. The obligation by the Purchaser to consummate the transactions contemplated herein is subject to the satisfaction of the following conditions precedent:

第 2.4 款　　买方的交割先决条件。买方完成本协议拟议的交易的义务以满足以下先决条件为基础：

(a)　The Purchaser is entitled to carry on the Purchaser of legal, financial and business due diligence of the Company;

买方有权对公司的法律、财务和业务的进行尽职调查。

(b)　The representations and warranties of the Seller contained herein shall be true and correct as of the date hereof, and as of the Closing Date;

本协议中的卖方的声明和保证在本协议日时都是真实准确，并在交割日仍然真实准确；

(c)　The Seller shall have instructed the Company's transfer agent to deliver the Shares in the name of the Purchaser with a customary restrictive Securities Act legend. .

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卖方将已经指示公司的过户代理行把附有惯例性的限制性证券法标注的股份在买方的名下交付。

(d) A certificate representing the Shares issued in the name of the Purchaser with a customary restrictive Securities Act legend have been delivered to the Purchaser.

一份在买方名下颁发的、代表附有惯例性的限制性证券法标注的股份的证书将已经被交送给买方。

Section 2.5 Conditions Precedent to Closing by the Seller. The obligation by the Seller to consummate the transactions contemplated herein is subject to the satisfaction of the following conditions precedent by the Purchaser:

第 2.5 款 卖方的交割先决条件。卖方完成本协议拟议的交易的义务以买方满足以下先决条件为基础：

(a) The representations and warranties of the Purchaser contained herein shall be true and correct as of the Closing Date; and

本协议中的买方的声明和保证在本协议日时都是真实准确，并在交割日仍然真实准确；和

(b) The Seller has received the Purchase Price.

卖方已经收到了购买价。

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF THE SELLER

第 3 条 – 卖方的声明和保证

The Seller represents and warrants to the Purchaser as follows:

卖方向买方声明和保证如下：

Section 3.1 Authority of the Seller. The Seller has full power and authority to enter into this Agreement and to perform the Seller's obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes the valid and legally binding obligation of the Seller enforceable against the Seller in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and by general equitable principles.

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第 3.1 款　卖方的权力。卖方具有签署本协议、履行本协议项下的义务和完成本协议拟议的交易的完全权利和权威。本协议已经被卖方正式签署和交付，构成对卖方的合法有效的约束义务，除该等义务的可强制执行性可能被适用的有关破产、无力偿债、重组和暂停的法律、或其他有关或通常影响债权人的权利的法律或一般衡平原则限制之外，该等义务可根据其条款针对卖方强制执行。

Section 3.2　No Consents, Approvals, Violations or Breaches. Other than the approval of the Board of Directors and shareholders of the Company to enter into this Agreement and consummate the transactions contemplated hereby, neither the execution and delivery of this Agreement by the Seller, nor the consummation by the Seller of the transactions contemplated hereby, will (i) require any consent, approval, authorization or permit of, or filing, registration or qualification with or prior notification to, any governmental or regulatory authority under any law of the United States, any state or any political subdivision thereof, or foreign jurisdiction applicable to the Seller, except for any and all corporate approvals by the Seller; (ii) violate any statute, law, ordinance, rule or regulation of the United States, any state or any political subdivision thereof, or foreign jurisdiction, or any judgment, order, writ, decree or injunction applicable to the Seller or any of the Seller's properties or assets, the violation of which would have a material adverse effect upon the Seller, or (iii) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or any event which, with or without due notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Seller is a party or by which the Seller or any of the Seller's properties or assets may be bound which would have a material adverse effect upon the Seller.

第 3.2 款　无需同意，批准；没有违反或违约。除公司的董事会和股东有关签署本协议和完成本协议拟议的交易的批准之外，卖方签署和递交本协议、及完成本协议拟议的交易（i）都不需要从美国联邦、任何州或其以下的任何政治分支的或适用于卖方的外国法域的任何法律规定的政府部门或监管机构获得同意、批准、授权或允许，或向该等政府部门或监管机构作出或发出申报、注册、资格审核或事先通知，但卖方的所有公司批准除外；（ii）都不会违反美国联邦、任何州或其以下的任何政治分支的或适用于卖方的外国法域的任何法规、法律、法令、规则或条例，或适用于卖方或其任何财产或资产的任何判决、命令、令状、法令或禁令，且如有对上述的违反将会对卖方产生重大不利影响；或（iii）也都不会违反卖方为一方的、或对卖方的财产或资产有约束的任何票据、债券、抵押、契约、信托契约、许可证、租赁、协议或其他文件或义务的任何规定，与之有冲突或导致对之的违反或构成违约（或无论是否是因正式通知、或时间消逝将会构成违约的任何事件），或导致该等票据、债券、抵押、契约、信托契约、许可证、租赁、协议或其他文件或义务的终止、或根据其任何条款、条件或规定必须加速义务履行，且如有上述事件将会对卖方产生重大不利影响。

Section 3.3　Ownership of the Shares.

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第 3.3 款　<u>股份的拥有权</u>。

(a) The Seller is the record and beneficial owner of the Shares. The Seller has good and valid title to the Shares and, upon the transfer of the Shares in accordance with this Agreement, the Purchaser will receive good and valid title to the Shares, free and clear of all Liens other than restrictions on transfer imposed by the Securities Act.

卖方是股份的记录获益拥有者。卖方拥有股份的良好有效的证书，在根据本协议转让股份后，买方将收到股份的良好有效的证书，且该证书除证券法强加的有关转让的限制外不附带任何权利负担。

(b) There are no options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase or sale of any of the Shares by any Person other than the Purchaser pursuant hereto, nor any arrangements that require or permit the Shares to be voted by or at the discretion of anyone other than the Seller.

除买方根据本协议进行的购买以外，不存在对任何人士购买或出售任何股份作出规定的任何期权、购股权证、购股期权、承诺、转换权、交换权、或任何性质的其他协议（无论是否取决于其他事件与否），也不存在要求或允许卖方以外的任何人将股份用于投票、或由其自行决定投票的任何安排。

(c) The Seller is not a "U.S. Person" as defined in Rule 902 of Regulation S promulgated under the Securities Act, was not organized under the laws of any United States jurisdiction, and was not formed for the purpose of investing in securities not registered under the Securities Act. At the time this transaction was originated, the Seller was outside the United States.

卖方不是在证券法项下颁发的 S 条规（Regulation S）第 902 条中定义的“美国人士”，不是根据美国任何法域的法律成立的，也不是为投资于没有根据证券法规定注册的证券的目的而组成的。在这次交易起源时，卖方在美国境外。

(d) The Seller is selling the Shares solely for the Seller's own account and not for the account or benefit of any U.S. person.

卖方仅是为卖方自己的账户出售股份，不是为任何美国人士的账户或利益。

(e) The Seller as the majority stockholder of the Company, may be deemed to be an “affiliate” of the Company as that term is defined in Rule 405 of the Securities Act.

卖方作为公司的多数股票的股东可能会根据证券法第 405 条中定义，被视为是公司的“关联体”。

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ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

第 4 条 – 买方的声明和保证

The Purchaser represents and warrants to the Seller as follows:

买方向卖方声明和保证如下：

Section 4.1 Authority. The Purchaser has full power and authority to enter into this Agreement and to perform the Purchaser's obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and legally binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and by general equitable principles.

第 4.1 款 权力。买方具有签署本协议、履行本协议项下的义务和完成本协议拟议的交易的完全权利和权威。本协议已经被买方正式签署和交付，构成对买方的合法有效的约束义务，除该等义务的可强制执行性可能被适用的有关破产、无力偿债、重组和暂停的法律、或其他有关或通常影响债权人的权利的法律或一般衡平原则限制之外，该等义务可根据其条款针对买方强制执行。

Section 4.2 No Consents, Approvals, Violations or Breaches. Neither the execution and delivery of this Agreement by the Purchaser, nor the consummation by the Purchaser of the transactions contemplated hereby, will (i) require any consent, approval, authorization or permit of, or filing, registration or qualification with or prior notification to, any governmental or regulatory authority under any law of the United States, any state or any political subdivision thereof, or foreign jurisdiction applicable to the Purchaser, (ii) violate any statute, law, ordinance, rule or regulation of the United States, any state or any political subdivision thereof, or foreign jurisdiction, or any judgment, order, writ, decree or injunction applicable to the Purchaser or any of the Purchaser's properties or assets, the violation of which would have a material adverse effect upon the Purchaser, or (iii) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or any event which, with or without due notice or lapse of time or both would constitute a default) under, or result in the termination of, or accelerate the performance required by, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Purchaser is a party or by which the Purchaser or any of his respective properties or assets may be bound which would have a material adverse effect upon the Purchaser.

第 4.2 款 无需同意，批准；没有违反或违约。买方签署和递交本协议、及完成本协议拟议的交易（i）都不需要从美国联邦、任何州或其以下的任

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何政治分支的或适用于买方的外国法域的任何法律规定的政府部门或监管机构获得同意、批准、授权或允许，或向该等政府部门或监管机构作出或发出申报、注册、资格审核或事先通知；（ii）都不会违反美国联邦、任何州或其以下的任何政治分支的或适用于买方的外国法域的任何法规、法律、法令、规则或条例，或适用于买方或其任何财产或资产的任何判决、命令、令状、法令或禁令，且如有对上述的违反将会对买方产生重大不利影响；或（iii）也都不会违反买方为一方的、或对买方的财产或资产有约束的任何票据、债券、抵押、契约、信托契约、许可证、租赁、协议或其他文件或义务的任何规定，与之有冲突或导致对之的违反或构成违约（或无论是否是因正式通知、或时间消逝将会构成违约的任何事件），或导致该等票据、债券、抵押、契约、信托契约、许可证、租赁、协议或其他文件或义务的终止、或根据其任何条款、条件或规定必须加速义务履行，且如有上述事件将会对买方产生重大不利影响。

Section 4.3 Investment Representations.

第 4.3 款 关于投资的声明。

(a) The Purchaser is purchasing the Shares for the Purchaser's own account and not for the account or benefit of any U.S. person, and not with a view towards the distribution or dissemination thereof.

买方仅是为买方自己的账户购买股份，不是为任何美国人士的账户或利益，也不是为将该等股份分配或分派的意图。

(b) The Purchaser, in making the decision to purchase the Shares has relied upon an independent investigation of the Company and has not relied upon any information or representations made by any third parties or upon any oral or written representations or assurances from the Company, its officers, directors or employees or any other representatives or agents of the Company, other than as set forth in this Agreement. The Purchaser is familiar with the business, operations and financial condition of the Company and has had an opportunity to ask questions of, and receive answers from, the Company's officers and directors concerning the Company and the Shares and has had full access to such other information concerning the Company as the Purchaser has requested.

买方在作出购买股份的决定时依赖了对公司的独立调查，没有依赖任何第三方提供的信息或声明，除本协议中的声明和保证之外，也没有依赖公司、其高管、董事或员工、或公司的任何代理或代表的口头或书面的声明或保证。买方熟悉公司的业务、营运和财务状况，并已经得到向公司的高管和董事就公司和股份提出问题并得到回答的机会，也已经得到买方要求的有关公司的该等其他信息的全面渠道。

(c) The Purchaser understands that the Shares are being offered and sold to the Purchaser in a private transaction in reliance upon specific provisions of United States federal and state securities laws and that the Seller is relying upon the truth

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and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth in this Agreement in order to determine the applicability of such provisions.

买方理解，股份是在一项依照美国联邦和州证券法的具体规定进行的私人交易中要约出售给买方的，卖方在判定该等规定是否适用时是以买方在本协议中作出的声明、保证、协议、认可和理解的真实性和准确性为依据的。

(d) The Purchaser is not a "U.S. Person" as defined in Rule 902 of Regulation S promulgated under the Securities Act, was not organized under the laws of any United States jurisdiction, and was not formed for the purpose of investing in securities not registered under the Securities Act and further makes the representations and warranties as set forth on Exhibit “B” attached hereto. At the time this transaction was originated, the Seller was outside the United States.

买方不是在证券法项下颁发的 S 条规（Regulation S）第 902 条中定义的“美国人士”，不是根据美国任何法域的法律成立的，也不是为投资于没有根据证券法规定注册的证券的目的而组成的，且进一步作出在本协议附件 B 中所列的声明和保证。在这次交易起源时，买方在美国境外。

Section 4.4 The Purchaser represents that the purchase of the Shares is not being made "on the basis of" (as defined in Rule 10b5-1 of the Securities Exchange Act of 1934) any material, non-public information about the securities or the Company. The Purchaser acknowledges that the Seller may be in possession of material non-public information regarding the Company which has not been disclosed to Purchaser and covenants not to sue, plead, claim or otherwise assert such possession in connection with any action, claim, suit or proceeding against the Seller in connection with the purchase of the Shares hereunder.

第 4.4 款 买方声明，购买股份不是以任何有关证券或公司的重大、非公开信息为“基础”（按 1934 年交易法的第 10b5-1 条的定义）而作出的。买方认可，卖方可能持有还未向买方披露的有关公司的重大非公开信息，并特此承诺不在任何针对卖方的法律行动、主张、诉讼或程序中因根据本协议购买股份而起诉、请求、主张或以其他方式声称该等信息持有。

ARTICLE 5 - MISCELLANEOUS

第 5 条 – 其他

Section 5.1 Restrictive Legend. Each certificate representing Shares shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

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第 5.1 款　　限制性注标。各份代表股份的证书（在根据适用的州证券法或“蓝天”法规定的任何注标之外）还都将印有或以其他方式注明实质上与以下形式相同的注标：

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, AND BASED ON AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT THE PROVISIONS OF REGULATION S HAVE BEEN SATISFIED, (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR (3) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, IN WHICH CASE THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

“本证书所代表的证券尚未根据经修订的 1933 年证券法（“证券法”）或任何州的证券法进行注册；该等证券或其中的利益不得被要约、出售、质押、转让或以其它方式处置，除非是（1）根据按照证券法项下颁发的 S 条规的规定、并是基于法律顾问的、合理地令公司满意的意见认为该 S 条规的规定已被满足，（2）根据一份证券法及适用的州证券法规定的有效的注册声明，或（3）根据一项现有的可免于证券法及适用的州证券法规定的注册声明的豁免, 但在该类情形中，持有者必须在转让之前向公司提供一份法律顾问出具的法律意见书（该等法律顾问或法律意见书都合理地令公司满意），认为该等证券可以根据一项现有的可免于证券法及适用的州证券法规定的注册声明的豁免而被要约、出售、质押、分派或以其他拟议的方式转让。如不符合证券法的规定，不得进行任何涉及本证书所代表的证券的对冲交易。”

Section 5.2　　Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given, delivered and received if delivered personally, if sent by facsimile, registered or certified mail (return receipt requested) postage prepaid, or by courier guaranteeing next day delivery, in each case to the party to whom it is directed at the following addresses (or at such other

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address for any party as shall be specified by notice given in accordance with the provisions hereof, provided that notices of a change of address shall be effective only upon receipt thereof). Notices delivered personally shall be effective on the day so delivered, notices sent by registered or certified mail shall be effective three (3) days after mailing, notices sent by facsimile shall be effective when the sender receives a receipt acknowledging delivery, and notices sent by courier guaranteeing next day delivery shall be effective on the earlier of the second Business Day after timely delivery to the courier or the day of actual delivery by the courier. Notices should be addressed to the address of the Purchaser or the Seller, as applicable, indicated on the signature page hereto.

第 5.2 款 通知。本协议中规定的所有通知和其他通信都必须以书面形式发出，如该等通知和通信以专人、或以传真、邮资预付的挂号信或注册邮件（并要求回条）、或由保证下一天送达的快递公司（在各情形中）发送至收件方的以下地址（或该收件方根据本协议的规定具体通知的其他该等地址，但该等地址更改的通知必须在被收到后才能有效），则将被视为已被正式发出、送交并被收到。由专人递送的通知在如此送达之日被视为有效收到，通过挂号信或注册邮件寄送的通知在寄出的三（3）天后被视为有效收到，通过传真发送的通知在送件人收到确认传送的收据后被视为有效收到，由保证下一天送达的快递公司递送的通知在及时交给快递公司之日后的第二个营业日或由该快递公司实际送达之日之间的较早时被视为有效收到。通知必须送至本协议的签名页上注明的买方或卖方（视情形而定）的地址。

Section 5.3 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors in interest and permitted assigns.

第 5.3 款 分派。本协议对本协议的各方、其有利益的继承体和允许的受让人具有约束力并符合其利益。

Section 5.4 Entire Agreement. This Agreement constitutes the entire understanding of the parties relating to the subject matter hereof and supersedes all prior agreements and understandings, whether oral or written. No amendment or modification of the terms of this agreement shall be binding or effective unless expressed in writing and signed by each party.

第 5.4 款 完整协议。本协议为协议各方就协议的主题的完全理解，并取代所有先前的协议和理解，无论是口头的还是书面的。对本协议的条款的修订或修改，必须通过各方书面明确表示并签字才能有约束力或生效。

Section 5.5 No Waiver. The waiver by any party of the breach of any of the terms and conditions of, or any right under, this Agreement shall not be deemed to constitute the waiver of any other breach of the same or any other term or condition or of any similar right. No such waiver shall be binding or effective unless expressed in writing and signed by the party giving such waiver.

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第 5.5 款　　无放弃。任何一方对有关对本协议的任何条款和条件的违约、或对本协议项下的权利的放弃，都不构成是对相同或其他条款和条件的违约、或对其他任何类似权利的放弃。该等放弃必须通过各方书面明确表示并签字才能有约束力或生效。

Section 5.6　Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of New York, without regard to its principles of conflicts of law.

第 5.6 款　　管治法律。本协议将受纽约州的法律的管治并根据该法律解释和执行，而无需顾及法律冲突原则。

Section 5.7　Waiver of Jury Trial. THE PARTIES HERETO HEREBY WAIVE THEIR RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS AGREEMENT.

第 5.7 款　　放弃陪审团审讯。本协议各方特此放弃通过陪审团审讯解决产生于本协议的任何争议的权利。

Section 5.8　Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

第 5.8 款　　副本。本协议可以以一份或多份副本签署，各份副本都将被视为是原本，所有副本合之构成同一文件。

Section 5.9　Construction. The article and section headings contained in this agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

第 5.9 款　　结构。本协议中各条、款的题目仅为参考的目的而设立，对本协议的含义和理解没有任何影响。

Section 5.10　Further Assurances. Each party will execute and deliver such further agreements, documents and instruments and take such further action as may be reasonably requested by the other party to carry out the provisions and purposes of this Agreement.

第 5.10 款　　进一步保证。本协议各方都将签署对方可能合理要求的该等进一步协议、文件和文书，并采取对方可能合理要求的该等进一步行动，以完成本协议的规定和目的。

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

本协议各方在以上首次注明的日期签署本协议，以昭信守。

SELLER（卖方）：

MAGNIFY WEALTH ENTERPRISE LIMITED

For and on behalf of
MAGNIFY WEALTH ENTERPRISE LIMITED
宏富企業有限公司

Authorized Signature(s)

Shares to Be Sold（出售的股份数）：[13,195,000]

Address（地址）：

[INSERT ADDRESS / 填入地址]

Facsimile No.（传真号码）：

PURCHASER（买方）：

POWER APEX HOLDINGS LIMITED

For and on behalf of
POWER APEX HOLDINGS LIMITED
力高控股有限公司

Authorised Signature(s)

Address（地址）：

P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola,

British Virgin Islands

Facsimile No.（传真号码）：

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EXHIBIT “A”

附件 A

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF PURCHASER

买方的进一步声明和保证

1. At the time of (a) the offer by the Seller and (b) the acceptance of the offer by the Purchaser, of the Shares, such person was outside the United States.

   在（a）卖方提出和（b）买方接受有关股份的要约时，该等人士在美国境外。

2. The Purchaser is acquiring the Shares for his own account, for investment and not for distribution or resale to others and is not purchasing the Shares for the account or benefit of any U.S. person, or with a view towards distribution to any U.S. person, in violation of the registration requirements of the Securities Act.

   买方是为投资而为其自己的帐户收购股份，不是为将股份分配或重售给其他人、不是为任何美国人士的账户或利益购买股份，也不是为将该等股份分配给任何美国人士的意图，从而违反证券法有关注册的规定。

3. The Purchaser understands that the Shares have not been registered under the Securities Act, or the securities laws of any state and will be "restricted securities" as said term is defined in Rule 144 of the rules and regulations promulgated under the Securities Act and, accordingly, may not be offered or sold except (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act.

   买方理解，股份没有根据证券法或任何州的证券法的规定注册，将是符合证券法项下颁发的条例和条规的第 144 条条规中定义的“受限制证券”，因此不可以被要约出售，除非是（x）遵循 S 条规在美国境外；（y）根据证券法项下的注册；或（z）根据一项现有的可免于证券法规定的注册的豁免。

4. The Purchaser consents to the placement of a legend on any certificate or other document evidencing the Shares substantially in the form set forth in Section 5.1.

   买方同意以实质上在第 5.1 款所列的形式在所有证明股份的证书或其他文件上加上注标。

5. The Purchaser is not acquiring the Shares in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.

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买方不是在构成规避证券法的注册规定的任何计划或预谋的组成部分的某项交易（或一系列交易的一部分）中收购股份。

6. The Purchaser has consulted, to the extent that it has deemed necessary, with his tax, legal, accounting and financial advisors concerning its investment in the Shares.

   买方已在其认为必要的范围内就其在股份中的投资向其税务、法律、会计和财务顾问征求意见和咨询。

7. The Purchaser understands the various risks of an investment in the Shares and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the Shares.

   买方理解在股份中投资的各种风险，并有能力在不确定的时期内承担该等风险，包括但不限于失去其在股份中的全部投资的风险。

8. The Purchaser has had access to the Company's publicly filed reports with the SEC and has been furnished during the course of the transactions contemplated by this Agreement with all other public information regarding the Company that such person or entity has requested and all such public information is sufficient for such person or entity to evaluate the risks of investing in the Shares.

   买方已经得到查阅公司向 SEC 公开申报的报告的全面渠道，并已在本协议拟议的交易的过程中收到该等人士或实体所要求的有关公司的所有其他公共信息，所有该等公共信息足以使该等人士或实体对在股份中投资的风险作出评估。

9. The Purchaser has been afforded the opportunity to ask questions of and receive answers concerning the Company and the terms and conditions of the issuance of the Shares.

   买方已经得到就公司和股份发行的条款和条件提出问题并得到回答的机会。

10. The Purchaser is not relying on any representations and warranties concerning the Company made by the Company or any officer, employee or agent of the Company, other than those contained in this Agreement.

    除本协议中的声明和保证之外，买方没有依赖公司或其高管、董事或员工、或公司的任何代理或代表作出的任何有关公司的声明或保证。

11. The Purchaser represents that the address furnished on its signature page to this Agreement is the principal residence if he is an individual or its principal business address if it is a corporation or other entity.

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买方声明，在本协议签名页上提供的地址是（如是个人）其主要住址或（如是公司或其他实体）其主要营业地址。

12. The Purchaser understands and acknowledges that the Shares have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning the Company that has been supplied to such person or entity and that any representation to the contrary is a criminal offense.

买方理解并确认，股份没有被任何联邦或州的证券委员会或监管机构推荐，上述机构也没有肯定或判定向该等人士或实体提供的有关公司的任何信息的准确性，任何与上述相反的声明都是刑事罪行。

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JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Lihua International, Inc. dated as of September 22, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: September 22, 2014

Xue Yang

Power Apex Holdings Limited

Jiangsu Jinhong Import and Export Co., Ltd

Wuxi Jinde Asset Management Co.

Wuxi Industry Development Group Co., Ltd

By:  /s/ Xue Yang

_____________________________________

Name: Xue Yang

Title: Member, Power Apex Holdings Limited